FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant’s principal executive office)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

     Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___________

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Form D2 – Notification of Changes of Secretary and Directors was filed with Hong Kong Companies Registry on 10 January 2003.

2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By: /s/ April Chan

Name: April Chan Title: Deputy Company Secretary

Date: 13 January 2003

3

Companies Registry	Form D2 Notification of Changes of Secretary and Directors

Company Number

627771

1	Company Name
CLP Holdings Limited

2	Type of Change

*☑	Resignation or cessation	☑	New appointment
		☐	Change of particulars

3	Details of Change

(Note 2)
A.	Resignation or cessation (Use Continuation Sheet A if more than 1 resignation or cessation)

*☐	Secretary	☑	Director	☐	Alternate Director

Name	Goldmann	Stephen Frederick

	Surname	Other names

Identification
a	Hong Kong Identity Card or Company Number	P881274(1)	-

		I.D. Card Number	Company Number

b	Overseas Passport	-	-

		Number	Issuing Country

Date of Resignation or Cessation		DD MM YYYY

		01 01 2003	-

		Date	Alternate To

* Please tick the relevant box(es)

Presentor’s Name and Address	For Official Use

April Chan 147 Argyle Street, Kowloon, Hong Kong

Second revision to Specification No. 1/97 (Amendment No. 1/99)

Notification of Changes of Secretary and Directors	Company Number

627771

3	Details of Change (cont’d)

(Note 3 & 4)

B	Appointment / Change of particulars (Use Continuation Sheet B if more than 1 director / secretary is involved)

Brief Description	Effective Date(s)

Appointment of Director	01	01	2003

	DD	MM	YYYY

Existing Name	-

Name/New Name	Tan Puay Chiang

Surname Other names

-

Alias (if any)

-

Previous Names

Address	43B, Aigburth, 12 Tregunter Path, Mid-Levels, Hong Kong

Identification
a	Hong Kong Identity Card or Company Number	R026413(9)	-

		I.D. Card Number	Company Number
b	Overseas Passport	-	-

		Number	Issuing Country

This Notification includes      1      Continuation Sheet A and      1      Continuation Sheet B.

Signed:	/s/ April Chan

(Name):	(April Chan – Deputy Company Secretary) Secretary*	Date:	10 January 2003

* Delete whichever does not apply

Companies Registry	Form D2 Notification of Changes of Secretary and Directors (Continuation Sheet A)

Company Number

627771

Details of Resignation/Cessation (Section 3A of main form)

(Note 2)

1.     Resignation or cessation

*☐	Secretary	☐	Director	☑	Alternate Director

Name	Ryerkerk	Lori Jo

	Surname	Other names

Identification
a	Hong Kong Identity Card or Company Number	R026587(9)	-

		I.D. Card Number	Company Number

b	Overseas Passport	-	-

		Number	Issuing Country

Date of Resignation or Cessation		DD MM YYYY

		01 01 2003	Stephen Frederick Goldmann

		Date	Alternate To

2.     Resignation or cessation

*☐	Secretary	☐	Director	☐	Alternate Director

Name	-

	Surname	Other names

Identification
a	Hong Kong Identity Card or Company Number	-	-

		I.D. Card Number	Company Number

b	Overseas Passport	-	-

		Number	Issuing Country

Date of Resignation or Cessation		DD MM YYYY

		- - -	-

		Date	Alternate To

* Please tick the relevant box(es)

Companies Registry	Form D2 Notification of Changes of Secretary and Directors (Continuation Sheet B)

Company Number

627771

Details of Appointment/Change of particulars (Section 3B of main form)

(Note 3 & 4)
Appointment/Change of particulars

Brief Description	Effective Date(s)

Appointment of Alternate Director to Tan Puay Chiang	01	01	2003

	DD	MM	YYYY

Existing Name	-

Name/New Name	Ryerkerk Lori Jo

Surname Other names

-

Alias (if any)

-

Previous Names

Address	Tower 2, 19A Dynasty Court, 23 Old Peak Road, Hong Kong

Identification
a	Hong Kong Identity Card or Company Number	R026587(9)	-

		I.D. Card Number	Company Number

b	Overseas Passport	-	-

		Number	Issuing Country